

Mail Stop 3720

March 20, 2007

VIA U.S. MAIL AND FAX (610) 648-7589
Mr. Randy Underwood
Executive Vice President and Chief Financial Officer
Dollar Financial Corp.
1436 Lancaster Avenue
Berwyn, PA 19312-1288

> Re: **Dollar Financial Corp.**
> **Form 10-K for Fiscal Year Ended June 30, 2006**
> **Filed September 13, 2006**
> **File No. 0-50866**

Dear Mr. Underwood:

We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2006

Consolidated Statements of Cash Flows, page 56

1. Please revise your presentation to include a separate caption for non-cash charges related to provisions for check write-offs, loan losses and adjustments to servicing income for all periods presented, as your current presentation on a "net" basis is not appropriate.

Note 11. Acquisitions, page 76
Note 12. Goodwill and Other Intangibles, page 78

2. We note on page 78 that goodwill increased approximately $26.7 million. However, your disclosure of acquisitions during the year ended June 30, 2006 in Note 11 details additions to goodwill of only $13.0 million. Please tell us, and revise to disclose in Note 11, all transactions that substantially account for the $26.7 million increase in, or adjustments to, goodwill during the year ended June 30, 2006.

* * * *

As appropriate, please amend your filings and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments

Mr. Randy Underwood
Dollar Financial Corp.
March 20, 2007
Page 3

on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director